NEWTEKONE, INC.
4800 T Rex Avenue, Suite 120
Boca Raton, Florida 33431
(212) 356-9500

July 25, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Attention: Madeleine Mateo and Tonya Aldave
100 F. Street, N.E.
Washington, D.C. 20549

Re:    NewtekOne, Inc.
    Registration Statement on Form S-3
    Filed: July 21, 2023
    File No. 333-269452

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, NewtekOne, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3 so that it will become effective as of 5:00 p.m. EST on July 27, 2023, or as soon as thereafter practicable.

Please do not hesitate to contact the undersigned at (212) 356-9500 or bsloane@newtekone.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

/s/ Barry Sloane
Barry Sloane
Chief Executive Officer, President and Chairman of the Board

cc:     Michael A. Schwartz, Chief Legal Officer
    Jared M. Fishman, Sullivan & Cromwell LLP
[Signature Page to NewtekOne, Inc. Form S-3 Acceleration Request]